SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________
SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
________________
TOWNSQUARE MEDIA, INC.
(Name Of Subject Company (Issuer) and Filing Person (Offeror))
OPTIONS TO PURCHASE SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
892231101
(CUSIP Number of Class of Securities (Underlying Shares of Class A Common Stock))
N/A
(CUSIP Number of Class of Securities (Underlying Shares of Class B Common Stock))
Christopher A. Kitchen
Executive Vice President and General Counsel
Townsquare Media, Inc.
240 Greenwich Avenue
Greenwich, Connecticut 06830
(203) 861-0900
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
________________
With copies to:
Marc Trevino, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004-2498
Tel: (212) 558-4000
________________
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing fee**
$76,472,805.50	$9,521.00

*
Calculated solely for purposes of determining the filing fee. The calculation of the Transaction Valuation assumes that all outstanding options to purchase shares of Townsquare Media, Inc. common stock that may be eligible for exchange in the offer will be exchanged pursuant to the offer. These options cover an aggregate of 8,049,769 shares of Townsquare Media, Inc. common stock having a weighted average exercise price of $9.50.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $124.50 per million dollars of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

ITEM 1.SUMMARY TERM SHEET.
The information set forth under “Summary Term Sheet — Questions and Answers” in the Offer to Exchange Eligible Options for Replacement Options, dated July 18, 2018 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.
ITEM 2.    SUBJECT COMPANY INFORMATION.
(a)    Name and Address. The name of the issuer is Townsquare Media, Inc., a Delaware corporation (“Townsquare” or the “Company”). Townsquare’s principal executive office is located at 240 Greenwich Avenue, Greenwich, Connecticut 06830, and its telephone number is (203) 861-0900. The information in the Offer to Exchange under Section 10 (“Information Concerning Townsquare”) is incorporated herein by reference.
(b)    Securities. This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by Townsquare to eligible stock option holders to exchange certain outstanding eligible stock options to purchase shares of Townsquare common stock, $0.001 par value per share (“Common Stock”), for replacement options that will be granted under Townsquare’s 2014 Omnibus Incentive Plan (the “2014 Incentive Plan”) upon the terms and subject to the conditions set forth in the Offer to Exchange. As of July 13, 2018, options to purchase approximately 8.0 million shares of Townsquare common stock were eligible for exchange in the Offer. Of these approximately 8.0 million eligible options, approximately 46% are exercisable for shares of Townsquare's Class A common stock and approximately 54% are exercisable for shares of Townsquare's Class B common stock. The information set forth in the Offer to Exchange under “Summary Term Sheet — Questions and Answers” and in Section 1 (“General Information (Eligibility, Number of Options, Expiration Date)”), Section 5 (“Acceptance and Cancellation of Eligible Options; Granting of Replacement Options”), Section 7 (“Price Range of Common Stock Underlying the Options”), Section 8 (“Terms of Replacement Options”), and Section 9 (“Source and Amount of Consideration”) is incorporated herein by reference.
(c)    Trading and Market Price. The information set forth in the Offer to Exchange under Section 7 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.
ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON.
(a)    Name and Address. The filing person is the subject company, Townsquare Media, Inc. The information set forth under Item 2(a) above and in the Offer to Exchange under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.
ITEM 4.    TERMS OF THE TRANSACTION.
(a)    Material Terms. The information set forth in the Offer to Exchange under “Summary Term Sheet —Questions and Answers” and in Section 1 (“General Information (Eligibility, Number of Options, Expiration Date)”), Section 3 (“Procedure for Participating in the Exchange Offer”), Section 4 (“Withdrawal Rights; Procedure for Changing and Withdrawing Elections”), Section 5 (“Acceptance and Cancellation of Eligible Options; Granting of Replacement Options”), Section 6 (“Conditions of this Offer”), Section 8 (“Terms of Replacement Options”), Section 9 (“Source and Amount of Consideration”), Section 10 (“Information Concerning Townsquare; Financial Information”), Section 12 (“Status of Eligible Options Acquired by Townsquare in the Exchange Offer; Accounting Consequences of Offer”), Section 13 (“Material U.S. Federal Income Tax Consequences”), Section 14 (“Legal Matters; Regulatory Approvals”), and Section 15 (“Extension of the Exchange Offer; Termination; Amendment”) is incorporated herein by reference.
(b)    Purchases. The information in the Offer to Exchange under “Summary Term Sheet — Questions and Answers” and in Section 1 (“General Information (Eligibility, Number of Options, Expiration Date)”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

ITEM 5.    PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(a)    Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference. The eligible equity plans (including any amendments thereto) and related agreements that contain information regarding the subject securities are incorporated herein by reference hereto as Exhibits (d)(1) through (d)(4).
ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a)    Purposes. The information set forth in the Offer to Exchange under “Summary Term Sheet — Questions and Answers” and Section 2 (“Purpose of the Exchange Offer”) is incorporated herein by reference.
(b)    Use of Securities Acquired. The information set forth in the Offer to Exchange under Section 5 (“Acceptance and Cancellation of Eligible Options; Granting of Replacement Options”), Section 8 (“Terms of Replacement Options”), and Section 12 (“Status of Eligible Options Acquired by Townsquare in the Exchange Offer; Accounting Consequences of Offer”) is incorporated herein by reference.
(c)    Plans. The information set forth in the Offer to Exchange under “Summary Term Sheet — Questions and Answers” and Section 2 (“Purpose of the Exchange Offer”) is incorporated herein by reference.
ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a)    Source of Funds. The information set forth in the Offer to Exchange under Section 5 (“Acceptance and Cancellation of Eligible Options; Granting of Replacement Options”), Section 8 (“Terms of Replacement Options”), Section 9 (“Source and Amount of Consideration”) and Section 16 (“Fees and Expenses”) is incorporated herein by reference.
(b)    Conditions. The information set forth in the Offer to Exchange under Section 6 (“Conditions of this Offer”) and Section 14 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference. There are no alternative financing arrangements or financing plans for the Offer.
(d)    Borrowed Funds. Not applicable.
ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
(a)    Securities Ownership. The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.
(b)    Securities Transactions. The information set forth in the Offer to Exchange Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.
ITEM 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
(a)    Solicitations or Recommendations. Not applicable.
ITEM 10.    FINANCIAL STATEMENTS.
(a)    Financial Information. The financial information set forth in the Offer to Exchange under Section 10 (“Information Concerning Townsquare; Financial Information”) and Section 17 (“Additional Information”), in Item 8 of Townsquare’s Annual Report on Form 10-K for its fiscal year ended December 31, 2017, filed with the Securities and Exchange Commission on March 13, 2018, and in Item 1 of Townsquare’s Quarterly Report on Form

10-Q for its quarter ended March 31, 2018, filed with the Securities and Exchange Commission on May 8, 2018, is incorporated herein by reference. A copy of the Annual Report on Form 10-K and the Quarterly Report on Form 10-Q can be accessed electronically on the Securities and Exchange Commission’s website at www.sec.gov.
(b)    Pro Forma Information. Not applicable.
(c)    Summary Information. Not applicable.
ITEM 11.    ADDITIONAL INFORMATION.
(a)    Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange under “Risk Factors” and in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) and Section 14 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.
(b)    Golden Parachute Compensation. Not applicable.
(c)    Other Material Information. The information set forth in the Offer to Exchange under Section 17 (“Additional Information”) is incorporated herein by reference.
ITEM 12.    EXHIBITS.

EXHIBIT	DESCRIPTION OF EXHIBIT
(a)(1)(A)	Offer to Exchange Eligible Options for Replacement Options, dated July 18, 2018
(a)(1)(B)	Email to All Eligible Participants from Dhruv A. Prasad and Bill Wilson, Townsquare’s Co-Chief Executive Officers, dated July 18, 2018
(a)(1)(C)	Form of Exchange Offer Announcement
(a)(1)(D)	Form of Exchange Offer Election Form
(a)(1)(E)	Terms of Election Document
(a)(1)(F)	Forms of Emails Confirming Receipt of Election Form / Notice of Withdrawal
(a)(1)(G)	Form of Notice of Withdrawal of Options Previously Tendered for Exchange
(a)(1)(H)	Forms of Reminders of Expiration of Exchange Offer
(a)(1)(I)	Form of Final Reminder of Expiration of Exchange Offer
(a)(1)(J)	Form of Confirmation of Participation / Non-Participation in Exchange Offer
(a)(1)(K)	Form of Communication Regarding the Results of the Exchange Offer
(a)(1)(L)	Form of Replacement Option Award Notice Communication
(a)(1)(M)	Form of Replacement Option Award Agreement (Transfer Restricted)
(a)(1)(N)	Form of Replacement Option Award Agreement (Vesting)
(a)(1)(O)	Townsquare Media, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2017, filed with the Securities and Exchange Commission on March 13, 2018 and incorporated herein by reference
(a)(1)(P)	Townsquare Media, Inc. Quarterly Report on Form 10-Q for its quarter ended March 31, 2018, filed with the Securities and Exchange Commission on May 8, 2018 and incorporated herein by reference
(a)(5)(A)	Definitive Information Statement on Schedule 14C filed with the SEC on July 18, 2018 and incorporated herein by reference

(b)	Not applicable
(d)(1)	Townsquare 2014 Omnibus Incentive Plan, incorporated by reference to Exhibit 10.8 of the Company’s Registration Statement No. 333-197002 on Form S-1, as amended.
(d)(2)	Form of Option Grant Agreement, incorporated by reference to Exhibit 10.9 of the Company’s Registration Statement No. 333-197002 on Form S-1, as amended.
(d)(3)	Form of Option Grant at IPO, incorporated by reference to Exhibit 10.10 of the Company’s Registration Statement No. 333-197002 on Form S-1, as amended.
(d)(4)
Restricted Stock Award Agreement between Townsquare Media, Inc. and Bill Wilson, dated May 31, 2018, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on June 4, 2018

(d)(5)
Employment Agreement, between Townsquare Media, Inc. and Bill Wilson, dated October 16, 2017, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on October 19, 2017

(d)(6)	Letter Agreement between Townsquare Media, Inc. and Bill Wilson, dated April 27, 2018, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on May 3, 2018
(d)(7)
Employment Agreement, between Townsquare Media, Inc. and Dhruv Prasad, dated October 16, 2017, incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed on October 19, 2017

(d)(8)
Letter Agreement, between Townsquare Media, Inc. and Steven Price, dated October 16, 2017, incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed on October 19, 2017

(d)(9)
Employment Agreement, between Townsquare Media, Inc. and Stuart Rosenstein, dated October 16, 2017, incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K filed on October 19, 2017

(d)(10)	Form of Indemnification Agreement, incorporated by reference to Exhibit 10.11 of the Company’s Registration Statement No. 333-197002 on Form S-1, as amended.
(g)	Not applicable
(h)	Not applicable

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3.
(a)    Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TOWNSQUARE MEDIA, INC. By: /s/ Christopher A. Kitchen Christopher A. Kitchen Executive Vice President and General Counsel

Dated: July 18, 2018